

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2020

Derrick A. Jensen
Chief Financial Officer
Quanta Services, Inc.
2800 Post Oak Boulevard, Suite 2600
Houston, Texas 77056

   Re: Quanta Services, Inc.
     Form 10-K for the year ended December 31, 2019
     File No. 001-13831

Dear Mr. Jensen:

   We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2019

Notes to Consolidated Financial Statements
14. Commitments and Contingencies
Peru Project Dispute, page 104

1. We note your disclosure that you have a net receivable of approximately $120 million, which includes approximately $87 million that PRONATEL collected through exercise of the advanced payment bonds. In light of the dispute, please tell us how you determined it was appropriate to record a net receivable of $120 million from PRONATEL. Within your response, please reference the authoritative accounting literature management relied upon.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact William Demarest, Staff Accountant at 202-551-3432 or Jennifer

Derrick A. Jensen
Quanta Services, Inc.
May 5, 2020
Page 2

Monick, Assistant Chief Accountant at 202-551-3295 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction